UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ANNIE’S, INC.

(Name of Subject Company (Issuer))

GENERAL MILLS, INC.

SANDY ACQUISITION CORPORATION

GENERAL MILLS MAARSSEN HOLDING, INC.

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

Louis B. Lambert

Associate General Counsel

General Mills, Inc.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

(763) 764-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael A. Stanchfield

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$837,066,416.00	$107,814.15
*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 18,197,096 shares of common stock, $0.001 par value per share, of Annie’s, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 17,196,020 Shares issued and outstanding, (ii) 824,997 Shares issuable upon the exercise of outstanding options, (iii) 78,399 Shares issuable upon the exercise of outstanding restricted stock units and (iv) 97,680 Shares issuable upon the exercise of outstanding performance share units (assuming achievement of the applicable performance metrics at the target level by the holder of each performance share unit)), multiplied by (b) the offer price of $46.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 19, 2014, the most recent practicable date prior to commencement of the offer. The transaction value calculation does not take into account the effect of (i) any cash received or deemed received by the issuer in connection with the exercise of any outstanding equity awards or (ii) the actual results of the applicable performance metrics, which will limit the number of shares issuable upon settlement of performance share units.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $128.80 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,814.15	Filing Party:	General Mills, Inc., Sandy Acquisition Corporation.
Form or Registration No.:	Schedule TO	Date Filed:	September 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 4 (“Amendment No. 4”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on September 22, 2014, as amended and supplemented by Amendment No. 1 filed on October 2, 2014, Amendment No. 2 filed on October 6, 2014 and Amendment No. 3 filed on October 9, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc., a Delaware corporation (“Annie’s”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 11 are hereby amended and supplemented by including the following:

The initial offering period of the Offering expired at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014. The Depositary for the Offer has advised General Mills, Maarssen Holding, and Purchaser that, as of such time, a total of 14,481,203 Shares were validly tendered and not withdrawn in the Offer, representing approximately 84% of the outstanding Shares (or approximately 81% calculated on a fully diluted basis). In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,249,377 Shares that have not yet been tendered, representing approximately 7% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn.

On Tuesday, October 21, 2014, following acceptance of the tendered Shares, Purchaser merged with and into Annie’s pursuant to Section 251(h) of the DGCL, with Annie’s surviving as a wholly owned subsidiary of General Mills. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than (i) Shares held by Purchaser or General Mills or any of their respective subsidiaries or by Annie’s or any of its wholly owned subsidiaries and (ii) Shares owned by Annie’s stockholders who properly perfect their statutory appraisal rights under Delaware law) was cancelled and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. General Mills provided Purchaser with sufficient funds to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer and to pay for the acquisition of the remaining Shares in the Merger. General Mills funded the payment from its cash on hand, readily available financing sources or a combination thereof.

Promptly following consummation of the Merger, General Mills intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act.

On October 21, 2014, General Mills issued a press release announcing the expiration and results of the Offer and completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(H)	Press Release issued by General Mills on October 21, 2014.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2014	GENERAL MILLS, INC.

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Associate General Counsel

SANDY ACQUISITION CORPORATION

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Authorized Person

GENERAL MILLS MAARSSEN HOLDING, INC.

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Authorized Person

EXHIBIT INDEX

(a)(5)(H)	Press Release issued by General Mills on October 21, 2014.